Exhibit 4.12

Mark C. Rogers, MD MBA

Chairman of the Board of Directors

February 19, 2003

William P. Peters MD, PhD

2872 Chestnut Run Drive

Bloomfield Hills, Michigan 48302

Dear Dr. Peters:

As Chairman of the Board of Directors of Adherex Technologies Inc and its US subsidiary Adherex, Inc. and on behalf on the Compensation Committee of the Board, it is my pleasure to offer you (“you” or ‘Peters’) the position of Chief Executive Officer and Vice Chairman of Adherex Technologies Inc (‘Corporation’, ‘Company’ or ‘Adherex’) on the terms contained herein.

1. Position and Obligations Description:

•	You will be appointed Chief Executive Officer and Vice Chairman effective March 12, 2003 for a five year term ending March 11, 2008, unless terminated earlier pursuant to the terms hereof. As Chief Executive Officer and Vice Chairman you shall have, subject always to the general direction, approval, and control of the Board of Directors of the Corporation (‘Board’), the power and authority to manage and direct the business and affairs of the Corporation (except only the matters and duties: (i) as by law or by the rules and policies of any stock exchange on which the Company’s shares are listed must be transacted or performed by the Board or by the shareholders of the Corporation in a general or special meeting; or (ii) that, by the Company’s policies respecting corporate governance as established by the Board, must be transacted or performed by the Board or a committee thereof), including setting strategic direction, the power and authority to enter into contracts, engagements or commitments of every nature or kind in the name of and on behalf of the Corporation, for formulating and administering policies, for personnel decisions concerning hiring and/or retention, and other usual authorities and responsibilities of the Chief Executive Officer.

•	In the role of Chief Executive Officer and Vice Chairman, you will faithfully serve the Corporation and its subsidiaries and use your best efforts to promote the interests thereof, conform to all lawful instructions and directions given to you by the Board and obey and carry out the by-laws of the Corporation, and devote your full time and attention to perform the duties of the position. Notwithstanding the foregoing, you may request in writing to the Chairman of the Board any other material, executive level, duties in either not-for-profit or for-profit organizations not related to the Corporation and secure the approval of the Board of Directors prior to undertaking any such duties.

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•	You will continue your position as a director of the Corporation as approved on November 5, 2002 at the annual and special meeting of the shareholders of the Corporation.

2. Compensation:

•	Salary: You will receive a salary in the amount of $350,000US per year for performance of the Chief Executive Officer services specified in this Agreement in the first year. For subsequent years, you shall receive such increases, if any, as may be agreed to by the Board. All salary payments will be subject to applicable statutory deductions.

•	Signing Bonus: The Company will pay you a signing bonus totaling $200,000US to be paid as $40,000US at time of signing and $80,000US on July 1, 2003, and $80,000US on September 1, 2003. All signing bonus payments will be subject to applicable statutory deductions.

•	Annual Bonus: Subject to the satisfactory achievement of agreed upon goals (as set forth in the attached Exhibit C), you will receive an annual bonus of up to 50% of your annual salary and additional stock options as determined in the sole discretion of Board. All annual bonus payments will be subject to applicable statutory deductions.

•	Initial Incentive Bonus: In addition, the Company will grant to you additional stock options to be determined upon the completion by the Company of a financing through the sale of equity securities of at least US$ 3.75 million or a contract with a strategic partner which invests US$ 3.75 million with the Company.

•	Long Term Incentive (LTI): At the time of signing of this Agreement, you will be granted an option to purchase 3.75 million Adherex common stock (CUSIP # 00686R) exercisable at market price (‘LTI Options’). The market price will be as defined in the Corporation’s Employee Stock Option Plan (‘ESOP’) and the options will be granted pursuant to the ESOP.

•	Option term: The duration of the LTI Options and the Initial Incentive Bonus options will be seven (7) years.

•	Lock-out period: You will be restricted from selling any common stock of the Corporation during the Lockout Term as defined in that certain agreement between you and the Corporation dated November 14, 2002 and during any “blackout periods” that apply, at the time of such sale, to all insiders of the Company. You may further be required to comply with other restrictions on the sale of Company stock which the Board may impose on all insiders of the Company.

•	Vesting: One third of the LTI Options shall vest immediately upon granting of the said options to you. Another third of the LTI Options shall vest on the next day following the one year anniversary of the granting of

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the said options to you. The last third of the LTI Options shall vest on the next day following the two year anniversary of the granting of the said options to you.

•	The total of the LTI Options and the Initial Incentive Bonus stock options shall be equal to 5% of the fully diluted outstanding common stock of the Corporation immediately following the closing of the US $3.75 million transaction referenced above. To the extent required by the rules and policies of the Toronto Stock Exchange, the Initial Incentive Bonus stock option grant shall be subject to and conditional upon regulatory and shareholder approval. Adherex shall seek any shareholder approval at the next meeting of shareholders and otherwise apply to any regulatory agency and take such further reasonable steps to support such application or obtain such shareholder approval.

•	All other terms of the LTI Options and the Initial Incentive Bonus stock options will be as set out in the ESOP and Stock Option Agreement which shall be executed in the form set out in the ESOP .

•	The Company shall cause its US wholly owned subsidiary Adherex Inc. to directly employ you in order to enable the continuation of your current status as a US resident and taxpayer and the orderly remittance of statutory deductions directly to the appropriate US taxing authorities.

•	Benefits:

•	You and your immediate family will be provided with comprehensive medical and prescription plans, dental, and disability insurance pursuant to the benefit plans which the Corporation provides to its executives from time to time in Canada and the United States, including medical/hospital and extended care benefits and life insurance. During the first year of your employment, the Corporation will reimburse you for continuation of your current comprehensive medical, dental and prescription plan as provided under COBRA. You will be entitled to five weeks paid vacation, up to 2 weeks of which may be accrued into the next year if not completely utilized in the current year. The Corporation will pay your malpractice insurance premium up to $10,000 per year.

•	Relocation: The Board will consider relocation of the Corporation’s headquarters to the US in the first year of your term as Chief Executive Officer. In order to mitigate the inconvenience and expense of two relocations, and pending this relocation discussion and its resolution by the Board, you will be entitled to reimbursement for all reasonable pre-approved transportation expenses between your residences in Michigan or Florida to Adherex’s offices in Ottawa, and associated hotel/apartment and ground transportation costs until Adherex relocates its headquarters to its new, presently undesignated, location. Following the Relocation, Adherex will provide you with pre-approved relocation assistance as described in Exhibit “A” to this Agreement.

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•	Expense account: You will be entitled to reimbursement for all reasonable business expenses incurred in the performance of your duties upon presentation of a voucher indicating the amount and business purpose.

3. Termination and/or Change of Control Provisions

In the event that Adherex terminates you without Cause or you terminate your employment for Good Reason or a Change of Control, you shall be paid an amount equal to 24 months of the then current Salary plus earned vacation pay, earned bonus, COBRA and earned benefits due as of the termination date. This sum is to be paid within 30 days following said termination and will be subject to all statutory deductions. For purposes of this Agreement the terms “Cause”, “Change of Control” and “Good Reason” are defined in Exhibit “B” to this Agreement. At the time of payment by the Company of the required amount under this paragraph the parties shall exchange full and final mutual releases in a form acceptable to the parties.

If your employment is terminated by reason of your death, your estate shall be entitled to receive benefits in a manner consistent with and at least equal in amount to those provided by the Corporation and its subsidiaries to surviving families of the senior executives of the Corporation and its subsidiaries under such plans, programs and policies relating to family death benefits, if any, as are in effect at the date of your death.

If your employment is terminated by the Board for Cause, then the Company shall pay you your base Salary through the date of your termination and you shall have no further entitlement to any other compensation or benefits from the Company. All stock options that have not vested as of the date of termination shall expire pursuant to the ESOP plan.

The Company shall cause you to be elected as a member of its Board throughout the Term and shall include you in the management slate for election as a director at every shareholders’ meeting during the Term at which your term as a director would otherwise expire. You agree to accept election, and to serve during the Term, as director of the Company, without any additional compensation beyond that specified in this Agreement.

The term of this agreement will automatically renew for a period of two years from the last day of the then current term if you are not advised in writing to the contrary by the Company on or before the beginning of the last year of the then current term (which shall be March 11, 2007 with respect to this first term), and if you are so advised that this agreement will not be renewed, you will continue to receive the salary, bonuses and benefits payable to you in the ordinary course under this Agreement during and until the end of such last year of the then current term, and no more.

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4. Non-compete and Confidentiality

You will not, either individually or in partnership or jointly or in conjunction with any person or persons, firm, association, syndicate, company or corporation, as principal, agent, shareholder or in any other manner, engage in the commercial drug development of chemoprotectants and/or chemoenhancers and/or cadherin antagonists for a period of six months if your voluntarily cease your employment, you cease employment for Good Reason or Change of Control, or if the Company terminates you without Cause, or for a period of 24 months if you are terminated by the Company for Cause (the applicable period, the “Restricted Period”). Nothing herein shall restrict or prevent you from owning as a passive investor less than 5% of any class of securities of a corporation or entity which is a competitor of the Corporation’s whose securities are trading in the public market, or less than 5% of any class of securities of a corporation or entity which is not a direct competitor of any of the Corporation, whether or not such corporation’s or entity’s securities are trading in the public market. You will not at any time within the Restricted Period, directly or indirectly, approach or solicit any employee of the Corporation.

You agree to keep confidential certain information of the Company as set out in Exhibit D to this agreement.

By signing this Agreement, you represent and warrant to the Company that neither the execution or delivery of this Agreement nor the performance by you of your duties and other obligations hereunder: (i) constitute a violation or default under any order or judgment against you; (ii) conflict with or constitute a default or breach of any covenant or obligation (whether immediately, upon the giving of notice or lapse of time or both) under any prior employment agreement, contract, or other instrument to which you are a party or by which you are bound; or (iii) require you to obtain any approval or consent of any third party.

5. General Provisions

A. Validity. If a court of competent jurisdiction deems any provision of this Agreement invalid, such provision shall be deemed not to be a part of this Agreement, and shall not affect the validity or enforceability of the remaining provisions;

B. Assignment. Peters acknowledges that his services are unique and personal. Accordingly, Peters may not assign his rights or delegate his duties hereunder. Adherex’s rights and obligations under this Agreement shall inure to the benefit of, and shall be binding upon, Adherex’s successors and assigns.

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C. Notices. Any notice required or desired to be given under this Agreement shall be deemed given only if in writing and sent by certified mail, return receipt requested, to Peters’ residence or to Adherex’s principle office, as the case may be.

D. Headings. Headings in this Agreement are for convenience only and shall not be used to interpret or construe its provisions.

E. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

F. Governing Law. This Agreement shall be governed by and construed under the laws of the State of Michigan and the United States of America until such time as the Company re-locates to the United States, at which time, upon our mutual agreement, this Agreement may be governed by and construed under the laws of the state in which the Company is headquartered.

G. Arm’s Length. This Agreement has been negotiated at arms length and each party has been represented by legal counsel or has had the opportunity to be represented by legal counsel. Accordingly, the rule of law or legal decision that would require the interpretation of any ambiguities in this Agreement against the party drafting it is not applicable and is, therefore, waived.

H. Amendment and Waiver. No supplement, modification, amendment or waiver of this Agreement shall be binding unless executed in writing by both parties. No waiver of any of the provisions of this Agreement shall constitute a waiver of any other provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

I. Survival. Notwithstanding the termination of this Agreement, (a) neither party shall be released from any obligation that accrued prior to the date of termination; and (b) each party shall remain bound by the provisions of this Agreement which by their terms impose obligations upon that party that extend beyond the termination of this Agreement.

If you are willing to accept the position of Chief Executive Officer and Vice Chairman of Adherex under the terms and conditions described in this letter, acknowledge this by signing both copies of the letter, returning one copy to me by certified mail.

Sincerely yours,

/s/ Mark C. Rogers
Mark C. Rogers, MD, MBA
Chairman of the Board
Adherex Technologies Inc.

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Acknowledged and accepted:

/s/ William P. Peters
William P. Peters, MD PhD	Date: 2/19/03

Witnesses:	/s/ Leslie M. Trumble	Date: 2/19/03

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Exhibit A: Relocation Assistance

Adherex will provide Peters with the following relocation assistance. This assistance is to minimize the inconvenience Peters and his family may experience as a result of moving from their present home to a new community.

In connection with Peters’ relocation, Adherex will reimburse Peters for the following:

1. Usual and customary expenses incurred if Peters sells his home himself or through a broker; however, reimbursement for the broker’s commission may not exceed the lower of (a) a six (6) percent broker’s commission on the sale of the property and (b) the actual broker’s commission.

2. Reasonable expenses incurred in moving furniture, normal household goods and autos, academic office and personal belongings to the new location.

3. Reasonable expenses incurred while house hunting, including two (2) trips to the new location with Peters’ spouse.

4. Reasonable and customary closing costs incurred in buying the new home; however, the amount to be reimbursed shall not exceed Five Thousand 00/100 Dollars ($5,000)US.

5. Reasonable temporary living expenses incurred while awaiting occupancy of the new residence to the extent Peters’ present residence is sold, leased, or otherwise unable to be occupied.

6. Incidental expenses related to a move which are not addressed elsewhere in this Exhibit; however, the amount to be reimbursed shall not exceed Two Thousand 00/100 Dollars ($2,000)US.

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Exhibit B: Definitions of Key Terms

(i) “Cause” shall mean:

(a) Your conviction of (i) any felony or (ii) any misdemeanor involving sexual misconduct, fraud, or embezzlement (other than a traffic infraction);

(b) Your willful misconduct with regard to your duties and responsibilities; or

(c) Gross negligence (other than as a result of physical or mental impairment) with regard to his duties.

(d) Your material breach of this agreement.

(e) In the case of (b) and/or (c) and/or (d) above, Cause shall not be established unless and until Peters fails to cure such misconduct, breach, or negligence (if capable of being cured) within a period of twenty (20) days from receiving written notice from Adherex of its intent to terminate Peters’ employment for Cause as a result of such circumstances, which notice describes such circumstance with sufficient particularity to give Peters a reasonable opportunity to resolve or cure any such misconduct, breach, or negligence (if capable of being cured).

“Good Reason” shall include, without limitation, the occurrence of any of the following without Peters’ written consent:

(i)	a change (other than those that are clearly consistent with a promotion) in Peters’ position or duties (including any position or duties as a director of the Corporation), responsibilities (including, without limitation, to whom Peters reports and who reports to Peters), title or office, which includes any removal of Peters from or any failure to re-elect or re-appoint Peters to any such position or offices;

(ii)	a reduction by the Corporation or any of its subsidiaries of Peters’ Salary, Benefits or any change in the basis upon which Peters’ Salary or Benefits payable by the Corporation or its subsidiaries is determined which is not consented to by Peters and which does not apply equally to all employees of the Corporation;

(iii)	any breach by the Corporation of any provision of this Agreement;

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(iv)	after a Change of Control: (a) The Board repeatedly overrides, supersedes, or disregards reasonable decisions by you or recommendations made by you to the Board, such that the Board materially interferes with your ability to effectively function as the Chief Executive Officer, or (b) the Board otherwise takes actions that constructively represent a lack of confidence in your ability to perform your duties and responsibilities;

provided, that in all cases, such action or breach is not resolved or cured within thirty (30) days following your written notice to Adherex of the event that you assert is the basis for Good Reason, and which event or behavior Adherex does not resolve or cure during such thirty (30) day period.

“Change of Control” shall mean the acquisition (at one time or over a period of time) of shares of the Corporation or of securities (“Convertible Securities”) convertible into, exchangeable for or representing the right to acquire shares of the Corporation as a result of which a person, group of persons or persons acting jointly or in a concert, or persons associated or affiliated within the meaning of the Business Corporation Act (Ontario) with any such person, group of persons or persons acting jointly or in concert (collectively, the “Acquirors”), beneficially own shares of the Corporation and/or Convertible Securities that would entitle the holders thereof to cast more than 50% of the votes attaching to all shares in the capital of the Corporation that may cast to elect directors of the Corporation (assuming the conversion, exchange or exercise of Convertible Securities beneficially owned by the Acquirors). For the avoidance of doubt, a Change of Control shall not include a reverse takeover or other reorganization whereby the holders of shares and Convertible Securities of the Corporation immediately prior to such transaction beneficially own, following the completion of the transaction, shares of the parent or surviving corporation that would entitle the holders thereof to cast more than 50% of the votes attaching to all shares in the capital of such parent or surviving corporation that may cast to elect directors of such parent or surviving corporation.

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Exhibit C: Objectives for Annual Incentive Bonus

2003: Objectives: Maximum annual bonus in 2003 is 50% of base salary ($175,000); each of the following will be considered as independent criterion in establishing short term incentive bonus.

Objective	Bonus Amount
Initiate US Phase I Exherin Trial	$20,000
Initiate Phase I/II Mesna Trial	$15,000
Initiate Phase III STS Trial	$15,000
Achieve Board approval for product development strategy	$25,000
Submit Orphan Drug Application for STS	$15,000
Evaluate and achieve Board approval for US location	$10,000
Finish Canadian Phase I Exherin Trial	$20,000
Secure second $3.75 million in financing	$20,000
Stock price exceeds $1 for at least one day (3x current price)	$25,000
Other board objectives and assessment of performance	$75,000

2004 Objectives: Maximum annual bonus in 2004 is 50% of base salary ($175,000)

Objective	Bonus Amount
Complete US Phase I Exherin Trial	$20,000
Complete Phase I/II Mesna Trial	$10,000
Complete Phase III STS Trial	$20,000
Meet requirements for NASDAQ listing of AHX stock	$10,000
Presentations of AHX results at ASCO meetings ($10 K each up to 3 maximum)	$30,000
Submit NDA for STS	$40,000
Initiate Phase II trial for Exherin	$10,000
Complete phase II trial for Exherin	$30,000
Initiate phase III trial for Exherin	$30,000
Achievement of major financing in excess of $10 M	$50,000
Stock price exceeds 3x 2003 year end price for at least one day	$25,000
Other board objectives and assessment of performance	$75,000

Objectives for each subsequent year will be established by November of the year and agreed to in writing.

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